EXHIBIT (a)(1)(ii)

EMAIL TO ALL ELIGIBLE EMPLOYEES FROM ZORIK GORDON, REACHLOCAL’S CHIEF EXECUTIVE OFFICER, DATED MAY 29, 2012

To:           Eligible ReachLocal Employees
From:       Zorik Gordon, CEO
Date:        May 29, 2012
Re:           ReachLocal Stock Option Exchange Program

We are pleased to announce that ReachLocal is launching an important employee compensation program for ReachLocal employees with eligible stock options.  As you know, we have experienced a decline in our stock price over the last year.  We realize that many of you have options that are significantly out-of-the-money (meaning that the exercise price is well below the current stock price). We understand that this has an impact on employee morale and motivation.  Management and the Board have, at length, considered how to balance the needs of our incredible employees against what is fair to our shareholders.

After careful consideration, we have decided to implement a stock option exchange program.  The basic idea of the program is to enable employees to exchange their eligible out-of-the-money stock options for a new stock option grant at the current fair market value.  It is intended that the new option will have roughly the same value as the out-of-the-money option, which means that the new option will be for fewer shares, given that the exercise price will be lower.  In addition, the vesting of the new options will start from scratch.

To more fully describe the details of the stock option exchange program:  the program, which is entirely voluntary, allows ReachLocal [non-executive employees to exchange stock options that have exercise prices equal to or greater than $10.91 per share, for new “replacement” options with exercise prices equal to the closing price of our common stock on the grant date (the “replacement grant date”)]/[executive officers to exchange stock options that have exercise prices equal to or greater than $16.71 per share for new “replacement” options with exercise prices equal to the greater of the closing price of our common stock on the grant date (the “replacement grant date”) and $13.00 per share].  Replacement options will have new seven-year terms and will vest 12.5% on the six-month anniversary of the replacement grant date and in substantially equal installments monthly thereafter over the subsequent 42 months.

This is a significant initiative, requiring a formal tender offer filing with the Securities and Exchange Commission. But, the objective of our equity incentive programs has been, and continues to be, to link the personal interests of our employees to those of our stockholders, and we believe that the option exchange is an important component in our efforts to achieve that goal.

Soon you will receive an e-mail from Steve Spratt, Director Benefits and Compensation, with information that explains the stock option exchange program in greater detail, including its potential benefits and risks, and the actions you will need to take if you choose to participate.  Please review the material carefully, and weigh your decision with care.

NO REACHLOCAL EMPLOYEE IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON YOUR BEHALF AS TO YOUR CHOICES.  AS A RESULT, YOU MAY WISH TO CONSULT WITH YOUR PERSONAL FINANCIAL, LEGAL AND/OR TAX ADVISORS AS PART OF YOUR DECISION MAKING PROCESS.

For those employees residing outside the United States, we urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor.  ReachLocal makes no representations regarding the financial or tax consequences of your participation in this offer.

Please take the time to carefully review the information and instructions that you will receive.  If you have questions about the offer, please e-mail optionexchangequestions@reachlocal.com.